EXHIBIT 12.1
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                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                OF TEXACO ON A TOTAL ENTERPRISE BASIS (UNAUDITED)
                FOR EACH OF THE FIVE YEARS ENDED DECEMBER 31, 1998
                            (In Millions of Dollars)

                                                                            Years Ended December 31,
                                                               ----------------------------------------------
                                                               1998       1997        1996      1995     1994
                                                               ----       ----        ----      ----     ----

Income from continuing operations,  before provision or
   benefit for income taxes and cumulative effect of
   accounting changes effective 1-1-98 and 1-1-95........    $   892     $3,514     $3,450    $1,201    $1,409
Dividends from less than 50% owned companies
   more or (less) than equity in net income..............         --        (11)       (4)         1       (1)
Minority interest in net income..........................         56         68         72        54        44
Previously capitalized interest charged to
   income during the period..............................         22         25         27        33        29
                                                              ------     ------     ------    ------    ------
        Total earnings...................................        970      3,596      3,545     1,289     1,481
                                                              ------     ------     ------    ------    ------

Fixed charges:
   Items charged to income:
     Interest charges....................................        664        528        551       614       594
     Interest factor attributable to operating
          lease rentals..................................        120        112        129       110       118
     Preferred stock dividends of subsidiaries
          guaranteed by Texaco Inc.......................         33         33         35        36        31
                                                              ------     ------     ------    ------    ------
        Total items charged to income....................        817        673        715       760       743

   Interest capitalized..................................         26         27         16        28        21
   Interest on ESOP debt guaranteed by Texaco Inc........          3          7         10        14        14
                                                              ------     ------     ------    ------    ------
        Total fixed charges..............................        846        707        741       802       778
                                                              ------     ------     ------    ------    ------

Earnings available for payment of fixed charges..........     $1,787     $4,269     $4,260    $2,049    $2,224
   (Total earnings + Total items charged to income)           ======     ======     ======    ======    ======


Ratio of earnings to fixed charges of Texaco
   on a total enterprise basis...........................       2.11       6.04       5.75      2.55      2.86
                                                              ======     ======     ======    ======    ======
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